EXHIBIT 17.1

September 28, 2020

Amplitech Group Inc.

620 Johnson Avenue

Suite 2

Bohemia, NY 11716

Dear Fawad,

Please accept this letter as my formal resignation from the Board of Directors of Amplitech Group Inc., effective immediately.

My other commitments have become too great for me to be able to fulfill the requirements of my position on the Board. I wish you continued success.

Sincerely,

Henry Val